UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62185/May 27, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13866

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In the Matter of   :
                                                           :   ORDER MAKING FINDINGS AND
ULH CORP. (n/k/a UNIHOLDING CORP.),   :   IMPOSING REMEDIAL SANCTIONS
UNAPIX ENTERTAINMENT, INC.,   :   BY DEFAULT
UNICOMP, INC., and   :
UNIDYNE CORP.   :

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        The Securities and Exchange Commission (Commission) initiated this proceeding on April 21, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Each Respondent was served with the Order Instituting Proceedings (OIP) by April 22, 2010. No Respondent has filed an Answer and no Respondent appeared at the telephonic prehearing conference held May 25, 2010. Accordingly, I find Respondents in default and that the following allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

        ULH Corp. (n/k/a UniHolding Corp.) (UniHolding), Central Index Key (CIK) No. 354199, is a delinquent Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. UniHolding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 1999, which reported a net loss of $1,290,000, for the prior twelve months. As of April 14, 2010, UniHolding's common stock, symbol UHLD, was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

        Unapix Entertainment, Inc. (Unapix), CIK No. 902787, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Unapix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of $2,269,000 for the prior six months. On November 27, 2000, Unapix filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on January 10, 2003. As of April

14, 2010, Unapix's common stock, symbol UPXE, was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UniComp, Inc. (UniComp), CIK No. 792341, is a delinquent Colorado corporation located in Woodstock, Georgia, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. UniComp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended November 30, 2000, which reported a net loss of $6,251,000 for the prior three months. On August 25, 2006, UniComp filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of North Carolina, which was converted to a Chapter 7 petition, and the case was still pending as of April 14, 2010. As of April 14, 2010, UniComp's common stock, symbol UCMPQ, was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UNIDYNE Corp. (UNIDYNE), CIK No. 350678, is a void Delaware corporation located in Kenosha, Wisconsin, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. UNIDYNE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $4,398,000 for the prior nine months. As of April 14, 2010, UNIDYNE's common stock, symbol UDYN, was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of UniHolding, Unapix, UniComp, and UNIDYNE is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of ULH Corp. (n/k/a UniHolding Corp.), Unapix Entertainment, Inc., UniComp, Inc., and UNIDYNE Corp. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge